Exhibit 4.1
DESCRIPTION OF THE REGISTRANTS’ SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2021, American Airlines Group Inc. (“AAG”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.01 par value per share, which is listed on The Nasdaq Stock Market LLC under the trading symbol “AAL,” and the rights (each, a “Right” and, collectively, the “Rights”) to purchase from AAG one one-thousandth of a share of Series B Junior Participating Preferred Stock, without par value (“Series B Preferred”). American Airlines, Inc. had no securities registered under Section 12 of the Exchange Act.
DESCRIPTION OF COMMON STOCK
The following is a description of the rights of the holders of AAG common stock and related provisions of AAG’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), AAG’s Third Amended and Restated Bylaws (the “Bylaws”) and the Tax Benefits Preservation Plan, dated as of December 22, 2021 (the “Tax Plan”), by and between AAG and American Stock Transfer & Trust Company, LLC, as rights agent (and any successor agent, the “Rights Agent”), as well as applicable provisions of the Delaware General Corporation Law (the “DGCL”). This description is a summary and does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation, Bylaws, Tax Plan and applicable provisions of the DGCL. The Certificate of Incorporation, Bylaws and Tax Plan, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit, are incorporated herein by reference. We encourage you to read the Certificate of Incorporation, Bylaws, Tax Plan and applicable provisions of the DGCL for additional information.
Authorized Capital Stock
AAG’s authorized capital stock consists of:
•1.75 billion shares of common stock, $0.01 par value; and
•200 million shares of preferred stock, $0.01 par value.
Common Stock
Dividends
Holders of AAG common stock are entitled to receive dividends or other distributions in cash, stock or property of AAG when, as and if declared on the common stock by AAG’s board of directors from time to time out of assets or funds of AAG legally available therefor, subject to the rights of holders of any outstanding preferred stock.
Voting Rights
Holders of AAG common stock are entitled to one vote per share on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited as described below under “—Other Provisions Restricting Transfer and Ownership.” Holders of AAG common stock have no right to cumulate their votes.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of AAG, holders of AAG common stock are entitled to receive the assets and funds legally available for distribution in proportion to the number of shares held by them after payments to creditors and of preferential amounts, if any, to which any holders of AAG preferred stock may be entitled. If AAG has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In such case, AAG must pay the applicable distribution to holders of its preferred stock, if required pursuant to the terms of any such preferred stock, before it may pay distributions to holders of AAG common stock.

Other Rights
In the event of a merger or consolidation of AAG with or into another entity, the holders of AAG common stock are entitled to receive the same per share consideration on a per share basis.
Holders of AAG’s common stock are not entitled to preemptive rights to purchase additional shares.
Transfer Agent
The transfer agent and registrar for AAG’s common stock is American Stock Transfer & Trust Company, LLC.
DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS
Series B Preferred
Rights to Purchase Preferred Stock
In connection with the Tax Plan, the board of directors of AAG (the “Board”) declared a dividend of one Right to stockholders of record at the close of business on January 5, 2022 (the “Record Date”). Each Right entitles its holder, under the circumstances described below, to purchase from AAG one one-thousandth of a share of Series B Preferred, at an exercise price of $89.00 per Right, subject to adjustment.
The Rights attach to any shares of Common Stock that were outstanding as of the Record Date or becomes outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) (or earlier redemption, exchange, termination or expiration of the Rights), and in certain other circumstances described in the Tax Benefits Preservation Plan.
Until the Distribution Date, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which contains a notation incorporating the Tax Plan by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.
Separation and Distribution of Rights; Exercisability
The Rights detach from the Common Stock and become exercisable if: (i) at the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the Common Stock (each such person, an “Acquiring Person”) or (ii) at the close of business on the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of shares of Common Stock equal to or exceeding 4.9% of the outstanding Common Stock (the earlier of (i) and (ii) being called the “Distribution Date”).
The Board may postpone the Distribution Date of the Rights under certain circumstances.
The Tax Plan provides that any person who beneficially owned shares of Common Stock equal to or exceeding 4.9% of the outstanding Common Stock prior, including immediately prior, to the first public announcement of the adoption of the Tax Plan, together with any affiliates and associates of that person (each, an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan unless the Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock (other than pursuant to (a) a dividend or distribution paid or made by AAG on the outstanding Common Stock in Common Stock, (b) a split or subdivision of the outstanding Common Stock or (c) an Exempt Acquisition). However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock, the Existing Holder does not beneficially own shares of Common Stock equal to or exceeding 4.9% of the Common Stock outstanding, the Existing Holder shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan.

The Tax Plan further provides that any person who becomes the beneficial owner of one or more additional shares of Common Stock, solely as a result of (i) equity granted to the officers and members of the Board and any subsidiary of AAG in their capacity as such officers and directors or (ii) the vesting of any equity compensation awards, options, warrants, rights or similar interests granted to any person by AAG or any of its subsidiaries (including as a result of an adjustment to the number of shares of Common Stock represented by any such equity compensation award, option warrant, right, or similar interest pursuant to the terms thereof) (each, an “Exempt Acquisition”), shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan unless such person becomes the beneficial owner of one or more additional shares of Common Stock (other than pursuant to (i) a dividend or distribution paid or made by AAG on the outstanding Common Stock in Common Stock, (ii) a split or subdivision of the outstanding Common Stock or (iii) another Exempt Acquisition). However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock, such holder does not beneficially own 4.9% or more of the Common Stock, such holder shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan.
Expiration Time
Unless redeemed or exchanged earlier by AAG or terminated, the Rights will expire upon the earliest to occur of (i) the close of business on December 20, 2024, (ii) the close of business on December 20, 2022, if stockholder approval of the Tax Plan has not been obtained by that date, (iii) the close of business on the effective date of the repeal of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) if the Board determines that the Tax Plan is no longer necessary or desirable for the preservation of the Tax Benefits (as defined below) or (iv) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available under Section 382 of the Code or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which AAG could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by AAG in any particular time period, for applicable tax purposes.
Merger, Exchange or Redemption of the Rights
In the event that a Person becomes an Acquiring Person or if AAG were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and shares of the Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be null and void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of the Right. In the event that, after a Person has become an Acquiring Person, AAG were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.
At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause AAG to exchange the Rights (other than Rights owned by an Acquiring Person which will have become null and void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).
The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Preferred Stock Provisions
Each share of Series B Preferred purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 1,000 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of AAG, the holders of the Series B Preferred will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends), provided that such holders of the Series B Preferred will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series B Preferred will have 1,000 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the Common Stock are exchanged, each share of Series B Preferred will be entitled to receive 1,000 times the amount received per share of Common Stock. The Series B Preferred will not be redeemable.

Anti-Dilution Adjustments
The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:
•in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred,
•upon the grant to holders of the Series B Preferred of certain rights or warrants to subscribe for or purchase Series B Preferred or convertible securities at less than the current market price of the Series B Preferred, or
•upon the distribution to holders of the Series B Preferred of evidences of indebtedness, cash, securities or assets or of subscription rights or warrants.
No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series B Preferred or Common Stock will be issued (other than fractions of Series B Preferred which are integral multiples of one one-thousandth of a share of Series B Preferred, which may, at the election of AAG, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Series B Preferred or Common Stock on the last trading date prior to the date of exercise.
Exemption Requests
A person desiring to effect a transaction that might result in such person becoming a beneficial owner of 4.9% or more of the then-outstanding shares of Common Stock may, by following the procedures outlined in the Tax Plan, request that the Board determine that such person would not be an Acquiring Person. In such case, the Board may grant the exemption notwithstanding the effect on AAG’s ability to use its net operating losses, any loss or deducting attributable to a “net unrealized built-in loss” and other tax attributes (collectively, “Tax Benefits”), if the Board determines that such approval is in the best interests of AAG. The Board may impose any limitations or conditions that it deems necessary or desirable in connection with any such determination, including a requirement that the Requesting Person agree that it will not acquire Beneficial Ownership of shares of Common Stock in excess of the maximum number and percentage of shares approved by the Board.
Amendment of the Tax Plan
AAG and the Rights Agent may from time to time amend or supplement the Tax Plan without the consent of the holders of the Rights. However, from and after the time that the Rights are no longer redeemable, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).
Certain Anti-takeover Provisions of AAG’s Certificate of Incorporation and Bylaws
Certain provisions of the Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a change in control if AAG’s board of directors determines such change in control is not in the best interests of AAG and its stockholders. These provisions include, among other things, the following:
•the ability to authorize undesignated preferred stock with super voting, special approval, dividend, or other rights or preferences that could impede the success of any attempt to acquire AAG;
•advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;
•the ability of AAG’s board of directors to fill vacancies on the board;
•a prohibition against stockholders taking action by written consent;
•a prohibition against stockholders calling a special meeting of stockholders, except by written demand, delivered in compliance with the requirements of the Bylaws, of stockholders holding at least 20% of the outstanding voting power of AAG’s shares;
•certain restrictions on security ownership by persons who are not citizens of the U.S. (see the section entitled “—Foreign Ownership Limitations” below);

•requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors to modify or amend the Bylaws; and
•super-majority voting requirements to modify or amend specified provisions of the Certificate of Incorporation.
AAG is also subject to the provisions of Section 203 of the DGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:
•prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Under Section 203, a “business combination” includes:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
Foreign Ownership Limitations
The Certificate of Incorporation and Bylaws also impose certain restrictions on the transferability and ownership of AAG common stock, preferred stock, warrants, rights or options to purchase AAG common stock and certain other equity-type interests of AAG, which we refer to collectively as AAG Securities, in order to comply with U.S. law and related rules and regulations of the U.S. Department of Transportation, which we refer to as the DOT.
Specifically, the Certificate of Incorporation and Bylaws provide that, consistent with the requirements of Subtitle VII of Title 49 of the United States Code, as amended (the “Aviation Act”), any persons or entities who are not a “citizen of the United States” (as defined under the Aviation Act and administrative interpretations issued by the DOT, its predecessors and successors, from time to time), including any agent, trustee or representative of such persons or entities (a non-citizen), shall not, in the aggregate, own (beneficially or of record) and/or control more than (a) 24.9% of the aggregate votes of all of our outstanding equity securities or (b) 49.0% of our outstanding equity securities. The Certificate of Incorporation and Bylaws further specify that it is the duty of each stockholder who is a non-citizen to register his, her or its equity securities on our foreign stock record and provide for remedies applicable to stockholders that exceed the voting and ownership caps described above. In addition, any attempt to transfer AAG Securities to a non-U.S. person in excess of 49.0% of our outstanding equity securities will be void and of no effect and will not be recorded in our books and records.